                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                  ------------

                        LITCHFIELD FINANCIAL CORPORATION
                            (Name of Subject Company)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  ------------

                                   536619 10 9
                      (CUSIP Number of Class of Securities)

                                  ------------

                               RICHARD A. STRATTON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        LITCHFIELD FINANCIAL CORPORATION
                                 430 MAIN STREET
                        WILLIAMSTOWN, MASSACHUSETTS 01267
                                 (413) 458-1000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)

                                  ------------

                                 WITH A COPY TO:

                               James Westra, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-6600

    This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Litchfield Financial Corporation, a Massachusetts corporation (the "Company"), on September 29, 1999 (as heretofore amended, the "Schedule 14D-9"), and relates to the tender offer made by Lighthouse Acquisition Corp., a Massachusetts corporation ("Acquisition") and wholly-owned subsidiary of Textron Financial Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 29, 1999, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, $.01 par value per share (the "Common Stock"), at a purchase price of $24.50 per share of Common Stock, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated September 29, 1999, and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Item 8 of the
Schedule 14D-9 as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph thereto:

    On October 8, 1999, Parent and the Company each received notice that the United States Department of Justice and the Federal Trade Commission had granted each early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), without any request for additional information or documentary materials. The expiration or termination of all waiting periods under the HSR Act is a condition to the Merger, and such condition has now been satisfied.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 1999    Litchfield Financial Corporation

                                     By: /s/ Richard A. Stratton
                                         -------------------------------------
                                         Richard A. Stratton
                                         President and Chief Executive Officer